UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2004

PREMIER FOODS PLC

(formerly Premier International Foods plc)

(Translation of registrant’s name into English)

28 The Green
Kings Norton
Birmingham
B38 8SD
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐   No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2004

Premier Foods plc

By:	/s/ Paul Thomas
Name:	Paul Thomas
Title:	Group Finance Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Financial Report to Holders of $200,000,000 12% Senior Notes due 2009 and £75,000,000 12¼% Senior Notes due 2009 issued by Premier Foods plc for the year ended December 31, 2003.